

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

By E-mail
Mr. Joseph Azzata
 Chief Executive Officer
eCareer Holdings, Inc.
2300 Glades Road, Suite 302E
Boca Raton, Florida 33434

> **Re: eCareer Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-55116**

Dear Mr. Azzata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable. In addition, please provide a correspondence letter that addresses each of our concerns.

1.   See the first paragraph. Please expand your disclosures to specifically state whether De Meo Young McGrath, P.A., CPAs ("DYM") resigned, declined to stand for re-election, or was dismissed as a result of the described audit firm merger. Your current disclosure that the Company's client-auditor relationship has 'ceased' should provide this requested additional disclosure. Refer to Item 304(a)(1)(i) of Regulation S-K.

2.   See the third paragraph. Please expand the disclosure relating to the first sentence to also state that for your June 30, 2013 audited financial statements, DYM's audit report was modified whereby it contained an explanatory paragraph regarding your ability to

continue as a going concern. See Question 111.05 of Regulation S-K of the SEC's Compliance and Disclosure Interpretations (or "C&DIs).

3.   The amended Item 4.01 Form 8-K, to be filed, should also include an updated Exhibit 16.2 letter from DYM (or as applicable, Goldstein Schechter Koch, P.A., as the succeeding audit firm) indicating whether or not they agree with your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant